Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

March 19, 2015

VIA EDGAR

Stephen Krikorian
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from you dated March 3, 2015 concerning
Accenture plc
Form 10-K for the Fiscal Year Ended August 31, 2014
Filed October 24, 2014
File No. 001-34448

Dear Mr. Krikorian:

This letter is in response to your correspondence dated March 3, 2015 concerning the Form 10-K for the fiscal year ended August 31, 2014 filed by Accenture plc. In that letter, you asked that we respond to the comments within 10 business days or advise the staff when we will respond. As directed by Ms. Amanda Kim, we respectfully advise the staff that we continue to work on our response and anticipate that we will require additional time in order to respond fully to your letter. We currently expect to respond no later than April 2, 2015. In the meantime, please do not hesitate to contact me. I can be reached at (703) 947-5400.

Sincerely,

/s/ Julie Spellman Sweet

Julie Spellman Sweet
General Counsel, Secretary & Chief Compliance Officer